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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)

                      (Amendment No. __) *




                       GLEN BURNIE BANCORP
        --------------------------------------------------
                        (Name of Issuer)



             COMMON STOCK, PAR VALUE $10.00 PER SHARE
        --------------------------------------------------
                 (Title of Class of Securities)



                           377407 10 1
                      --------------------
                         (CUSIP Number)



                               N/A
      -----------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 pages
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CUSIP No. 377407 10 1             13G         Page 2 of 7 Pages


1.   NAME OF REPORTING PERSONS:

     F. WILLIAM KUETHE, JR.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                15,977

6.   SHARED VOTING POWER:              37,883

7.   SOLE DISPOSITIVE POWER:           15,977

8.   SHARED DISPOSITIVE POWER:         37,883

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            53,860

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.0%

12.  TYPE OF REPORTING PERSON:   IN




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CUSIP No. 377407 10 1             13G         Page 3 of 7 Pages


1.   NAMES OF REPORTING PERSONS:

     BEVERLY R. KUETHE

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER:                20,000

6.   SHARED VOTING POWER:              24,859

7.   SOLE DISPOSITIVE POWER:           20,000

8.   SHARED DISPOSITIVE POWER:         24,859

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                           44,859

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.0%

12.  TYPE OF REPORTING PERSON:   IN





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                                              Page 4 of 7 Pages


ITEM 1(a)   NAME OF ISSUER:   Glen Burnie Bancorp

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            101 Crain Highway, S.E., Glen Burnie, Maryland
            21061

ITEM 2(a)   NAMES OF PERSONS FILING:   F. William and Beverly R.
            Kuethe, Jr.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
            RESIDENCE:
            101 Crain Highway, S.E., Glen Burnie, Maryland
            21061

      (c)   CITIZENSHIP:  United States of America

      (d)   TITLE OF CLASS OF SECURITIES:   Common Stock, par
            value $10.00 per share

      (e)   CUSIP NUMBER:   377407 10 1

ITEM 3      IF THIS STATEMENT IS FILED UNDER RULE 13d-1(b) OR
            RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable since this statement is being filed under Rule 13d-1(d).

ITEM 4(a)   AMOUNT BENEFICIALLY OWNED:
            See Row 9 of the second part of the cover page for each Reporting Person.

      (b)   PERCENT OF CLASS:
            See Row 11 of the second part of the cover page for each Reporting Person.

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            See Rows 5, 6, 7 and 8 of the second part of the cover page for each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
            If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:
            Not Applicable

ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY:   Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP:   See Exhibit A.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:  Not Applicable

ITEM 10     CERTIFICATION:  Not Applicable since statement is
            being filed under Rule 13d-1(d).
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                                              Page 5 of 7 Pages

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/F. William Kuethe, Jr.                   February 9, 1999
--------------------------                  ------------------
   F. William Kuethe, Jr.                          Date





/s/Beverly R. Kuethe                        February 9, 1999
--------------------------                  ------------------
   Beverly R. Kuethe                               Date
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                                                     Page 6 of 7
Exhibit A
---------

     F. William Kuethe, Jr. and Beverly R. Kuethe are the
members of the group.
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                                                     Page 7 of 7
Exhibit B
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                AGREEMENT RELATING TO FILING OF
                  JOINT STATEMENT PURSUANT TO
                    RULE 13d-1(k) UNDER THE
                SECURITIES EXCHANGE ACT OF 1934

     The Undersigned agree that the Statement on Schedule 13G to which this Agreement is attached is filed on behalf of each of them.



Date: February 9, 1999             By: /s/F. William Kuethe, Jr.
                                       _________________________
                                       F. William Kuethe, Jr.


                                   By: /s/Beverly R. Kuethe
                                       _________________________
                                       Beverly R. Kuethe